Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion to this Registration Statement on Form S-1 of our report dated September 28, 2023, relating to the audit of the consolidated balance sheet of Treasure Global Inc. and its subsidiaries (collectively the “Company”) as of June 30, 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficiency and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the financial statements) contained herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
July 26, 2024	Certified Public Accountants
PCAOB ID: 1171